U Power Limited

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Mr. Bradley Ecker

August 26, 2025

Re:	U Power Limited
Registration Statement on Form F-1 (File No. 333-289713)
Filed August 19, 2025

Dear Mr. Ecker:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, U Power Limited hereby requests acceleration of effectiveness of the above referenced Registration Statement, so that it will become effective at 4:00 p.m. ET on August 28, 2025, or as soon as thereafter practicable.

Very truly yours,

/s/ Jia Li
Name:	Jia Li
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC